File by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: October 28, 2004

NEWS RELEASE FROM HARMONY

28 October 2004

Results mask real issues

Harmony is unperturbed by attempts of Gold Fields’ management team to undermine last quarter’s operating performance by Harmony, which underpins the company’s offer to Gold Fields’ shareholders.

Referring specifically to the accounting methods employed in the annual report and this week’s quarterly results, Harmony would like to remind Gold Fields that the two companies share the same auditors and mineral resource compliance advisors.

“We make a continuous effort to maintain open, honest and transparent communications when addressing regulatory, shareholder or other stakeholder issues, and so note with wry amusement some of Gold Fields interpretations of our quarterlies,” said CE Bernard Swanepoel.

“Today we discovered that the performance of Gold Fields so called high-quality gold assets were no better than Harmony’s “low grade, poor quality” assets - our assets delivered R433 cost per tonne for the quarter and Gold Fields delivered R540 cost per tonne (excluding G&A).”

“Commenting on Gold Fields’ cost performance, CEO Ian Cockerill stated that the desire to cut costs and the ability to deliver are two different things. At least Harmony has got that right,” said Bernard.

“Last week,” continued Bernard, “Gold Fields was fortunate enough to ‘stumble upon’ (after 20 years of mining the same ore bodies), 12 years and 5 million ounces, as reported in the media, of additional reserves at Oryx, although not in time to include them in the F2004 Mineral Reserve and Resource supplement.”

The results as announced further highlight that the international assets continue to outperform the South African operations. While the margins for the local assets slipped further to 7%, international margins held steady at 36% and their share of operating profits grew from last quarter’s 70% to 74% in the current quarter.

Prepared by:	Beachhead Media & Investor Relations
Jennifer Cohen 011 214 2400 / 082 468 6469
Or
Patrick Lawlor 011 214 2400 / 082 459 6709

On behalf of:	Harmony Gold
Further info:	Bernard Swanepoel 011 684 0140 / 083 303 9922
Or
Ferdi Dippenaar 011 684 0140 / 082 807 3684

Disclaimers

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.